UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021.

Commission File Number: 001-39071

ADC Therapeutics SA

(Exact name of registrant as specified in its charter)

Biopôle

Route de la Corniche 3B

1066 Epalinges

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Overland ADCT BioPharma Announces First Patient Dosed in China with ZYNLONTA® in Pivotal Phase 2 Clinical Trial for Diffuse Large B-cell Lymphoma

BOSTON, SHANGHAI and LAUSANNE, Switzerland, September 29, 2021 – Overland ADCT BioPharma, a joint venture created by Overland Pharmaceuticals and ADC Therapeutics SA (NYSE: ADCT), today announced the first patient has been dosed with ZYNLONTA® in a pivotal Phase 2 clinical trial in patients with relapsed or refractory (r/r) diffuse large B-cell lymphoma (DLBCL) in China. In April 2021, ZYNLONTA was granted accelerated approval by the U.S. Food and Drug Administration (FDA) as the first and only CD19-targeted antibody drug conjugate (ADC) as a single-agent treatment for adult patients with r/r DLBCL after two or more lines of systemic therapy. This local pivotal study mirrors ADC Therapeutics’ ongoing global pivotal Phase 2 clinical trial of ZYNLONTA and its results are intended to support the potential registration of ZYNLONTA in China.

ZYNLONTA, Overland ADCT BioPharma’s lead product candidate, is an ADC composed of a humanized monoclonal antibody directed against human CD19 and conjugated to a pyrrolobenzodiazepine (PBD) dimer cytotoxin. In clinical trials, ZYNLONTA has demonstrated significant single-agent clinical activity across a broad population of patients with r/r DLBCL, mantle cell, and follicular lymphomas.

The China Phase 2, multi-center, open-label, single-arm study will evaluate the efficacy and safety of ZYNLONTA used as monotherapy in patients with r/r DLBCL.

About ZYNLONTA® (loncastuximab tesirine-lpyl)

ZYNLONTA® is a CD19-directed antibody drug conjugate (ADC). Once bound to a CD19-expressing cell, ZYNLONTA is internalized by the cell, where enzymes release a pyrrolobenzodiazepine (PBD) payload. The potent payload binds to DNA minor groove with little distortion, remaining less visible to DNA repair mechanisms. This ultimately results in cell cycle arrest and tumor cell death.

The U.S. Food and Drug Administration (FDA) has approved ZYNLONTA (loncastuximab tesirine-lpyl) for the treatment of adult patients with relapsed or refractory (r/r) large B-cell lymphoma after two or more lines of systemic therapy, including diffuse large B-cell lymphoma (DLBCL) not otherwise specified (NOS), DLBCL arising from low-grade lymphoma and also high-grade B-cell lymphoma. The trial included a broad spectrum of heavily pre-treated patients (median three prior lines of therapy) with difficult-to-treat disease, including patients who did not respond to first-line therapy, patients refractory to all prior lines of therapy, patients with double/triple hit genetics and patients who had stem cell transplant and CAR-T therapy prior to their treatment with ZYNLONTA. This indication is approved by the FDA under accelerated approval based on overall response rate and continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial.

ZYNLONTA is also being evaluated as a therapeutic option in combination studies in in other B-cell malignancies and earlier lines of therapy.

About Overland ADCT BioPharma

Overland ADCT BioPharma, a joint venture created by Overland Pharmaceuticals and ADC Therapeutics, is developing and commercializing four of ADC Therapeutics’ antibody drug conjugate (ADC) product candidates for difficult-to-treat hematologic and solid tumors – ZYNLONTA, ADCT-601, ADCT-602 and ADCT-901 – in greater China and Singapore.

About ADC Therapeutics

ADC Therapeutics (NYSE: ADCT) is a commercial-stage biotechnology company improving the lives of cancer patients with its next-generation, targeted antibody drug conjugates (ADCs). The Company is advancing its proprietary PBD-based ADC technology to transform the treatment paradigm for patients with hematologic malignancies and solid tumors.

ADC Therapeutics is based in Lausanne (Biopôle), Switzerland and has operations in London, the San Francisco Bay Area and New Jersey.

ZYNLONTA® is a registered trademark of ADC Therapeutics SA.

About Overland Pharmaceuticals

Overland Pharmaceuticals is building a fully integrated biopharma company with a mission to bring innovative medicines to underserved patients in Asia and around the world. By leveraging its resources, global network, and local expertise across the biopharma ecosystem in Asia, Overland is establishing a portfolio of differentiated therapeutic candidates in a few carefully selected therapeutic areas. Through formative partnerships, Overland will move forward the development and commercialization of the most promising advances in medicine.

ADC Therapeutics Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding our future results of operations and financial position, business and commercialization strategy, products and product candidates, research pipeline, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, planned commercialization activities, research and development costs, timing and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this document speak only as of the date of this press release. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-256686 and 333-256807) of ADC Therapeutics SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADC Therapeutics SA
Date: September 29, 2021

	By:	/s/ Michael Forer
	Name:	Michael Forer
	Title:	Executive Vice President and General Counsel